Exhibit 99.1

NXT ENERGY SOLUTIONS INC.

Unaudited Condensed Consolidated Interim Financial Statements
For the three and nine months ended
September 30, 2021

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited-expressed in Canadian dollars)

	September 30,	December 31,
	2021	2020
		Adjusted-Note 2
Assets
Current assets
Cash and cash equivalents	$2,436,952	$2,690,146
Short-term investments	363,769	341,261
Accounts receivable (Note 16)	1,887,334	965,548
Prepaid expenses and deposits	303,986	77,532
	4,992,041	4,074,487
Long term assets
Deposits (Note 2)	234,616	425,830
Property and equipment	645,404	707,326
Right of Use Assets (Note 2)	1,500,301	1,991,772
Intellectual property (Note 3)	15,297,526	16,285,333
	$22,669,888	$23,484,748
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Note 4, 15)	$459,354	$440,538
Contract obligations	-	127,507
Current portion of long-term debt (Note 5)	37,037	-
Current portion of lease obligations (Notes 2 and 6)	469,821	687,991
	966,212	1,256,035
Long-term liabilities
Long-term debt (Note 5)	962,963	-
Long-term lease obligation (Notes 2 and 6)	1,026,496	1,401,847
Asset retirement obligation	24,293	22,741
	2,013,752	1,424,588
	2,979,964	2,680,623

Shareholders' equity
Common shares (Note 8): - authorized unlimited
Issued: 64,829,554 (2020 - 64,437,790) common shares	95,537,084	95,327,123
Contributed capital	9,581,766	9,355,716
Deficit	(85,428,926)	(83,878,714)
	19,689,924	20,804,125
	$22,669,888	$23,484,748

Going concern (Note 1) Commitments (Note 7) Subsequent event (Note 16)

Signed “George Liszicasz” Director	Signed “Bruce G. Wilcox” Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited-expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
		Adjusted-Note 2		Adjusted-Note 2
Revenue
Survey revenue (Note 13)	$-	$-	$3,144,373	$136,566
Expenses
Survey costs, net (Note 2)	303,426	257,269	950,737	804,384
General and administrative expenses (Notes 10, 14 and 15)	765,120	743,024	2,348,280	2,549,195
Amortization	445,345	445,123	1,331,340	1,335,684
	1,513,891	1,445,416	4,630,357	4,689,263
Other expenses (income)
Interest (income) expense, net (Notes 2 and 5)	13,087	(547)	27,014	(19,051)
Foreign exchange loss (gain) (Note 2)	(102,632)	42,212	10,329	(168,138)
Intellectual property and other	10,096	740	26,885	9,274
	(79,449)	42,405	64,228	(177,915)

Income loss before income taxes	(1,434,442)	(1,487,821)	(1,550,212)	(4,374,782)
Income tax expense	-	-	-	-
Net loss and comprehensive loss	$(1,434,442)	$(1,487,821)	$(1,550,212)	$(4,374,782)
Net loss per share (Note 9)
Basic	$(0.02)	$(0.02)	$(0.02)	$(0.07)
Diluted	$(0.02)	$(0.02)	$(0.02)	$(0.07)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited-expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Cash from (used in):
Operating activities
Net loss	$(1,434,442)	$(1,487,821)	$(1,550,212)	$(4,374,782)
Items not affecting cash:
Stock based compensation expense	135,234	35,384	175,957	64,574
Amortization	445,345	445,123	1,331,340	1,335,684
Non-cash changes to asset retirement obligation	517	517	1,552	1,552
Non-cash lease and interest	(1,627)	(74,009)	(74,409)	(27,230)
Unrealized foreign exchange (gain) loss	(177,850)	66,539	(37,350)	(60,789)
Change in non-cash working capital balances (Note 12)	(39,457)	185,118	(1,072,914)	535,870
ARO liabilities settled	-	-	-	(809)
	362,162	658,672	324,176	1,848,852
Net cash used in operating activities	(1,072,280)	(829,149)	(1,226,036)	(2,525,930)

Financing activities
Proceeds from the Employee Share Purchase Plan (Note 10)	16,529	-	52,754	-
Proceeds from long-term debt (Note 5)	-	-	1,000,000	-
Repayment of lease obligation	-	-	-	(42,515)
Net cash from (used in) financing activities	16,529	-	1,052,754	(42,515)

Investing activities
Acquisition of intellectual property (Note 3)	(15,000)	-	(65,310)	-
Proceeds from (used in) short-term investments	(87,448)	1,523,724	(22,494)	2,387,450
Net cash from (used in) investing activities	(102,448)	1,523,724	(87,804)	2,387,450

Effect of foreign exchange rate changes on cash and cash equivalents	86,160	7,438	7,892	(29,875)

Net increase (decrease) in cash and cash equivalents	(1,072,039)	702,013	(253,194)	(210,870)
Cash and cash equivalents, beginning of the period	3,508,991	1,945,362	2,690,146	2,858,245
Cash and cash equivalents, end of the period	$2,436,592	$2,647,375	$2,436,952	$2,647,375

Supplemental information
Cash interest (received)	$14,602	$(25,996)	$29,410	$(48,437)
Cash taxes paid	-	-	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NXT ENERGY SOLUTIONS INC.
Condensed Consolidated Interim Statements of Shareholders’ Equity
(Unaudited-expressed in Canadian dollars)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Common Shares (Note 8)

Balance at beginning of the period	$95,392,821	$95,313,064	$95,327,123	$95,313,064
Issuance of common stock on the Employee Purchase Plan	29,659	-	95,357	-
Issuance of common stock on the Restricted Stock Unit Plan	114,604	-	114,604	-
Balance at end of the period	95,537,084	95,313,064	95,537,084	95,313,064

Contributed Capital (Note 10)

Balance at beginning of the period	9,574,266	9,335,683	9,355,716	9,306,493
Issuance of equity for intellectual property (Note 3)	-	-	207,300	-
Recognition of stock based compensation expense	7,500	15,025	18,750	44,215
Balance at end of the period	9,581,766	9,350,708	9,581,766	9,350,708

Deficit

Balance at beginning of the period	(84,944,484)	(80,737,447)	(83,878,714)	(77,850,486)
Net loss	(1,434,442)	(1,487,821)	(1,550,212)	(4,374,782)

Balance at end of the period	(85,428,926)	(82,225,268)	(85,428,926)	(82,225,268)

Total Shareholders' Equity at end of the period	$19,689,924	$22,438,504	$19,689,924)	$22,438,504

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Edgar V2
NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the period ended September 30, 2021
(Expressed in Canadian dollars unless otherwise stated)
Edgar V2

1. The Company and going concern

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Alberta Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify traps and reservoirs with exploration potential in both the hydrocarbon and geothermal industries.

These condensed consolidated interim financial statements of NXT have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP”). The accounting policies applied are consistent with those outlined in NXT’s annual audited consolidated financial statements for the year ended December 31, 2020.

These condensed consolidated interim financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These condensed consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2020 audited consolidated financial statements.

These condensed consolidated interim financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these condensed consolidated interim financial statements have been issued. The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that these condensed consolidated interim financial statements have been issued.

The Company has plans to reduce operating costs including payroll and other general and administrative costs and is evaluating alternatives to reduce other costs. If required, further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new SFD® survey contracts and obtaining financing on terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability to convert these opportunities into successful contracts, to continue to attract new client projects, ultimately to expand the revenue base to a level sufficient to exceed fixed operating costs and generate consistent positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with sufficient certainty.

Edgar V2
NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the period ended September 30, 2021
(Expressed in Canadian dollars unless otherwise stated)
Edgar V2

The condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used. These adjustments could be material.

Covid-19 Pandemic
As of the date of these condensed consolidated interim financial statements the Covid-19 pandemic continues to be a risk to the operations of the Company. The Company has made provisions so employees can work safely in the office or if necessary from home, followed all Alberta Health Services and Health Canada recommendations, and implemented hygiene and physical distancing policies. Demand for our services and prospective revenues may become adversely impacted the longer the Covid-19 pandemic continues. The impact of the continuation of the Covid-19 pandemic may hamper our ability to deliver SFD® surveys contracts in the following ways. If restrictions on international travel continue, our aircraft and personnel may not be able to perform project surveys. An outbreak of the virus among our staff or our customers’ personnel could delay any survey in progress. Business development may be delayed when in-person meetings and technical presentations may be a superior delivery method to tele-conferences or on-line video conferencing.

The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect to the Company is not known at this time. Estimates and judgments made by management in the preparation of these condensed consolidated interim financial statements are subject to a higher degree of measurement uncertainty during this volatile period.

Use of Estimates and Judgements

In preparing these condensed consolidated interim financial statements, NXT is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these condensed consolidated interim financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies included in the annual audited consolidated financial statements for the year ended December 31, 2020.

2. Significant Accounting Policies and Changes

Basis of Presentation

These condensed consolidated interim financial statements for the period ended September 30, 2021 have been prepared by management in accordance with US GAAP.

Edgar V2
NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the period ended September 30, 2021
(Expressed in Canadian dollars unless otherwise stated)
Edgar V2

Leases

On January 1, 2019, NXT adopted ASC Topic 842, Leases (“Topic 842”) and related amendments, using the modified retrospective approach recognizing a cumulative effect adjustment at the beginning of the reporting period in which Topic 842 was applied. Results for reporting periods beginning after January 1, 2019, are presented in accordance with Topic 842, while prior periods have not been restated and are reported in accordance with ASC Topic 840, Leases (“Topic 840”). On transition, NXT elected certain practical expedients permitted under Topic 842 which include:
a)
No reassessment of the classification of leases previously assessed under Topic 840.
b)
The use of hindsight in determining the lease term where the contract contains terms to extend or terminate the lease.

During third quarter of 2021 the Company determined that the amounts previously recorded for the Aircraft lease were calculated incorrectly and the United States Dollar denominated lease liability had not been re-measured to Canadian Dollars each reporting period as required. The result of these corrections are to reduce the value of both the Right of use assets and Lease obligations, with changes to related income statement accounts. The Company has determined that the effect of these adjustments are not material. Thus the Company has recorded the adjustments in the related accounts in the comparative periods in these financial statements. The specific accounts affected are Deposits, Right of use assets, Current portion of lease obligations, Long-term lease obligations, Deficit, Survey costs, Interest income (expense), and Foreign exchange loss (gain). The loss per share in each of the comparative periods did not change as a result of these immaterial corrections. Thus the Company has retrospectively recorded the adjustments in the related accounts. The charts below highlight the changes to each account in each of the comparative periods.

	December 31, 2020
	As previously reported	Adjustments	Revised
Deposits	$526,560	$(100,730)	$425,830
Right of use assets	2,415,430	(423,658)	1,991,772
Current portion of lease obligations	(773,465)	85,474	(687,991)
Long-term portion of lease obligations	(1,896,277)	494,430	(1,401,847)
Deficit	83,934,230	(55,516)	83,878,714
	84,206,478	-	84,206,478

	For the three months ended September 30, 2020
	As previously reported	Adjustments	Revised
Survey costs	$253,188	$4,081	$257,269
Interest (income) expense	(36)	(511)	(547)
Foreign exchange loss (gain)	60,417	(18,205)	42,212
Net loss	(1,502,456)	14,635	(1,487,821)

	For the nine months ended September 30, 2020
	As previously reported	Adjustments	Revised
Survey costs	$787,034	$17,350	$804,384
Interest (income) expense	(17,045)	(2,006)	(19,051)
Foreign exchange loss (gain)	(213,110)	44,972	(168,138)
Net loss	(4,314,466)	(60,316)	(4,374,782)

Edgar V2
NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the period ended September 30, 2021
(Expressed in Canadian dollars unless otherwise stated)
Edgar V2

Accounting for the above adjustments, the adoption of Topic 842 resulted in the initial recognition of right-of-use assets of approximately $3.2 million, current lease liabilities of approximately $0.7 million, and non-current lease liabilities of approximately $2.8 million as at January 1, 2019. Before the above retrospective adjustments, at January 1, 2019, the Company recorded the initial recognition of right-of-use assets of approximately $3.5 million, current lease liabilities of approximately $0.7 million, and non-current lease liabilities of approximately $3.4 million.

3. Intellectual property

Acquisition of SFD® Geothermal Right

The Company acquired the SFD® technology rights for geothermal resources (“Geothermal Right”) from Mr. George Liszicasz, President and CEO of NXT (“CEO”) on April 18, 2021. The consideration deliverable by the Company in connection with the acquisition of the Geothermal Right is set forth below:

1.
US$40,000 (CAD$50,310) signature payment, which became due immediately and was paid on April 22, 2021;
2.
300,000 common shares, which became due on April 18, 2021 and will be issued upon receipt of Toronto Stock Exchange (“TSX”) approval;
3.
CAD$15,000 signature milestone payment paid in August 2021;
4.
US$200,000 milestone payment which will become due in the event that the Company's cash balance exceeds CAD$5,000,000 due to receipt of specifically defined funds from operations; and
5.
US$250,000 milestone payment which will become due in the event that the Company executes and completes and receives full payment for an SFD® contract valued at US$10,000,000 or greater, provided such contract is entered into and completed and payment of at least US$5,000,000 is received by April 18, 2023.

As of September 30, 2021 the Company has recognized $281,610 for the acquisition Geothermal Right, which is the combination of the US$40,000 (CAD$50,310) and CAD$15,000 signature payments, the estimated value of the 300,000 common shares, and the estimated legal costs to acquire the Geothermal Right. As of the date of these unaudited condensed consolidated interim financial statements the 300,000 common shares have not been issued by the Company. Upon TSX approval the amount recognized ($207,300) will be reclassified to common shares. TSX approval is expected in the fourth quarter of 2021. The cost of the remaining two milestones will be recognized when it is deemed probable that these two milestones will be achieved.

Edgar V2
NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the period ended September 30, 2021
(Expressed in Canadian dollars unless otherwise stated)
Edgar V2

The current book value of the Geothermal Right is being amortized on a straight line basis over its estimated useful life of 20 years. The annual amortization expense expected to be recognized is approximately $14,081 per year for a 5 year aggregate total of $70,402.

SFD® Hydrocarbon Right

During 2015, NXT acquired the rights to the SFD® technology for use in the exploration of hydrocarbons (“Hydrocarbon Right”) from the CEO, and recorded the acquisition as an intellectual property asset on the balance sheet. The asset was recorded at the fair value of the consideration transferred, including the related tax effect of approximately $25.3 million.

The Hydrocarbon Right is being amortized on a straight line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized is approximately $1.7 million per year for a 5 year aggregate total of $8.5 million.

	September 30, 2021
	Cost	Accumulated	Net book
	Base	amortization	value
SFD® Hydrocarbon Right acquired	$25,271,000	$10,249,217	$15,021,783
SFD® Geothermal Right acquired	281,610	5,867	275,743
	25,552,610	10,255,084	15,297,526

	December 31, 2020
	Cost	Accumulated	Net book
	Base	amortization	value
SFD® Hydrocarbon Right acquired	$25,271,000	$8,985,667	$16,285,333
SFD® Geothermal Right acquired	-	-	-
	25,271,000	8,985,667	16,285,333

Edgar V2
NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the period ended September 30, 2021
(Expressed in Canadian dollars unless otherwise stated)
Edgar V2

4. Accounts payable and accrued liabilities

	September 30, 2021	December 31, 2020
Accrued liabilities related to:
Consultants and professional fees	$175,317	$183,920
Board of director fees	7,500	-
Payroll	71,285	120,318
Vacation Accrued	97,514	71,699
	351,616	375,937
Trade payables and other	107,738	64,600
	459,354	440,537

5. Long-term debt

On May 26, 2021 the Company received $1,000,000 from the Business Development Bank of Canada’s (“BDC”) Highly Affected Sectors Credit Availability Program (“HASCAP Loan”). The HASCAP Loan is a $1,000,000 non-revolving ten year term credit facility with an interest rate of 4%. Repayment terms are interest only until May 26, 2022, and monthly principal plus interest payments for the remaining nine years. The HASCAP Loan is secured by a general security agreement and is guaranteed by BDC.

Maturity of long-term debt:
2021	$10,000
2022	104,167
2023	146,481
2024	142,037
2025	137,593
2026 to 2031	668,055
Total principal and interest payments	1,208,333
Less interest	(208,333)
Total principal remaining	1,000,000
Current portion of long-term debt	37,037
Non-current portion of long-term debt	962,963

Edgar V2
NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the period ended September 30, 2021
(Expressed in Canadian dollars unless otherwise stated)
Edgar V2

6. Lease obligation

	September 30, 2021	December 31, 2020
Aircraft	$242,298	$640,550
Office Building	1,248,056	1,440,056
Printer	5,963	9,232
	1,496,317	2,089,838
Current Portion of lease obligations	469,821	687,991
Long-term lease obligations	1,026,496	1,401,847

Reconciliation of change in lease obligations:
Total lease obligations at December 31, 2020	$2,089,838
Amortization of lease liabilities	(593,584)
Foreign exchange	63
Total lease obligations at September 30, 2021	1,496,317

Maturity of lease liabilities:
2021	$244,279
2022	472,890
2023	367,185
2024	367,185
2025	275,389
Total lease payments	1,726,928
Less imputed interest	(230,611)
Total discounted lease payments	1,496,317
Current portion of lease obligations	469,821
Non-current portion of lease obligations	1,026,496

7. Commitments

The table below is the non-lease operating cost components associated with the costs of the building lease.

For the fiscal period ending December 31,	Office Premises
2021	$57,023
2022	228,091
2023	228,091
2024	228,091
2025	171,069
912,365

Edgar V2
NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the period ended September 30, 2021
(Expressed in Canadian dollars unless otherwise stated)
Edgar V2

In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization. The terms of the agreement resulted in NXT selling its Cessna Citation aircraft that was purchased in 2015 for US$2.0 million, for the sum of US$2.3 million. NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. Proceeds to NXT from the sale were approximately $3.14 million. The net book value of the asset of $2.37 million was derecognized and the resulting gain on disposition of $0.77 million was deferred. The aircraft is recognized on the balance sheet as a right of use asset with a corresponding lease obligation liability.

8. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the nine months ended
	September 30, 2021		September 30, 2020
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the period	64,437,790	$95,327,123	64,406,891	$95,313,064
Issuance for Employee Stock Purchase Plan	183,394	95,357	-	-
Issuance for Restricted Share Units	208,370	114,604	-	-
As at the end of the period	64,829,554	95,537,084	64,406,891	95,313,064

9. Loss per share

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2021	2020	2021	2020
Comprehensive loss for the period	$(1,434,442)	$(1,487,821)	$(1,550,212)	$(4,374,782)
Weighted average number of shares outstanding for the period:
Basic	64,661,410	64,406,891	64,554,049	64,406,891
Diluted	64,661,410	64,406,891	64,554,049	64,406,891
Net loss per share – Basic	$(0.02)	$(0.02)	$(0.02)	$(0.07)
Net loss per share – Diluted	$(0.02)	$(0.02)	$(0.02)	$(0.07)

Edgar V2
NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the period ended September 30, 2021
(Expressed in Canadian dollars unless otherwise stated)
Edgar V2

In periods in which a loss results, all outstanding restricted stock units, deferred share units, employee share purchase plan bonus shares, and in-the-money stock options, are excluded from the diluted loss per share calculations as their effect is anti-dilutive.

10. Share based compensation

The Company has an equity compensation program in place for its executives, employees and directors. Executives and employees are given equity compensation grants that vest based on a recipient's continued employment. The Company’s stock-based compensation awards outstanding as at September 30, 2021, include stock options, restricted share units (“RSUs”), deferred share units (“DSUs”) and the ESP Plan. The following tables provide information about stock option, RSU, DSU, and ESP Plan activity.

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2021	2020	2021	2020
Stock options	$7,500	$11,275	$18,750	$32,964
Deferred share units	-	3,750	-	11,250
Restricted share units	82,965	20,360	102,511	20,360
Employee share purchase plan	36,367	-	84,724	-
Total stock based compensation expense	126,832	35,385	205,985	64,574

Stock Options:

The following is a summary of stock options which are outstanding as at September 30, 2021.

			Average remaining
Exercise price	# of options	#of options	contractual
per share	outstanding	exercisable	life (in years)
$0.44	21,360	21,360	4.7
$0.49	8,500	8,500	4.5
$0.51	16,000	16,000	4.0
$0.52	100,000	100,000	2.8
$0.55	30,000	30,000	3.3
$0.59	150,000	150,000	2.1
$0.68	14,750	14,750	5.0
$1.45	37,500	37,500	0.2
	378,110	378,110	2.6

Edgar V2
NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the period ended September 30, 2021
(Expressed in Canadian dollars unless otherwise stated)
Edgar V2

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2020 is as follows:

	For the nine months ended,		For the year ended,
	September 30, 2021		December 31, 2020
		weighted		weighted
	# of stock	average	# of stock	average
	Options	exercise price	Options	exercise price
Options outstanding, start of the period	421,000	$0.83	1,169,500	$1.48
Granted	44,610	$0.53	46,000	$0.54
Expired	(87,500)	$(1.49)	(794,500)	$(1.77)
Forfeited	-	-	-	-
Options outstanding, end of the period	378,110	$0.62	421,000	$0.83
Options exercisable, end of the period	378,110	$0.62	421,000	$0.83

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

For the period ended	2021	2020
Expected dividends paid per common share	Nil	Nil
Expected life in years	5.0	5.0
Weighted average expected volatility in the price of common shares	117%	138%
Weighted average risk free interest rate	0.23%	1.12%
Weighted average fair market value per share at grant date	$0.53	$0.54

Deferred Share Units (“DSUs”):

A continuity of the number of DSUs which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2020 is as follows:

	For the nine months ended	For the year ended
Opening balance	September 30, 2021	December 31, 2020
Opening balance	37,354	-
Granted	-	37,354
Closing balance	37,354	37,354

Edgar V2
NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the period ended September 30, 2021
(Expressed in Canadian dollars unless otherwise stated)
Edgar V2

The DSUs plan is a long-term incentive plan that permits the grant of DSUs to qualified directors. DSUs granted under the DSUs plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs.

Restricted Share Units (“RSUs”):

The Company’s first grant of RSUs began in 2020. RSUs entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company's Common Stock upon vesting of such units or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant. In Q3-21, the Company settled the Q3-21 RSU vesting with shares and cash, and intends to continue to settle the RSUs in shares and cash. In the year ended December 31, 2020, the Company granted 1,200,000 RSUs to employees and officers.

A continuity of the number of RSUs, including fair value (“FV”) which are outstanding at the end of the current period and as the end of the prior fiscal year ended December 31, 2020 is as follows:

	For the nine months ended,		For the year ended,
	September 30, 2021		December 31, 2020
	# of RSUs	FV/Unit	# of RSUs	FV/Unit
RSUs outstanding, start of the period	1,200,000	$0.79	-	-
Granted	-	-	1,200,000	$0.45
Common shares issued	(208,370)	$(0.55)	-	-
Payroll withholdings settled in cash	(139,964)	$(0.55)	-	-
Forfeited	(155,000)	$(0.79)	-	-
RSUs outstanding, end of the period	696,666	$0.64	1,200,000	$0.79

Employee Share Purchase Plan (“ESP Plan”):

The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX. During 2020 and 2021 the Company has elected to issue common shares from treasury.

Edgar V2
NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the period ended September 30, 2021
(Expressed in Canadian dollars unless otherwise stated)
Edgar V2

A continuity of the number of commons shares under the ESP Plan which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2020 is as follows:

	For the nine months ended,		For the year ended,
	September 30, 2021		December 31, 2020
	# of shares	$ amount	# of shares	$ amount
Purchased by employees	101,593	$52,754	16,686	$7,592
Matched by the Company	81,801	42,603	14,213	6,467
Total Common Shares issued	183,394	95,357	30,899	14,059

If the employee does not withdraw common shares from the ESP Plan in the first year of their participation, the Company will match an additional 100% of the employee contributions, up to $15,000 per employee (the “Bonus Match”). As at September 30, 2021 the Company has accrued $43,787 for the Bonus Match ($1,666 as at December 31, 2020).

Effective for the year ended December 31, 2020, the Company began presenting stock based compensation expense within general and administrative expenses and has recorded an immaterial correction to classify the stock based compensation expense to be presented within general and administrative expenses. For the three month periods ended September 30, 2021 and 2020 the amounts were $126,832 and $35,384, respectively. For the nine month periods ended September 30, 2021 and 2020 the amounts were $205,985 and $64,574, respectively. While ASC 718 does not identify a specific line item in the income statement for presentation of the expense related to share based compensation arrangements, the SEC has released guidance under SAB Topic 14.F that the expense related to share-based payment arrangements should be presented in the same line or lines as cash compensation paid to the same employees.  The Company’s presentation conforms to this guidance.

11. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, deposits, accounts payables and accrued liabilities and lease obligations. The carrying value of these financial instruments, excluding leases, approximates their fair values due to their short terms to maturity.

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The carrying value of cash and cash equivalents, short-term investments, and accounts receivable reflects management’s assessment of credit risk. At September 30, 2021, cash and cash equivalents and short-term investments included balances in bank accounts, term deposits and guaranteed investment certificates, placed with financial institutions with investment grade credit ratings. The majority of the Company’s accounts receivable relate to sales to one customer in the African region and is exposed to foreign country credit risks. The Company manages this credit risk by requiring advance payments before entering into certain contract milestones and when possible accounts receivable insurance.

Edgar V2
NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the period ended September 30, 2021
(Expressed in Canadian dollars unless otherwise stated)
Edgar V2

Foreign Exchange Risk

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, short-term investments, accounts receivable, deposits, accounts payables, accrued liabilities, and lease obligations, and entering into United States dollar revenue contracts. The Company does not currently enter into hedging contracts, but to mitigate exposure to fluctuations in foreign exchange the Company uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars. As at September 30, 2021, the Company held net U.S dollar assets totaling US$2,544,676. Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at September 30, 2021 would have had an approximately $324,543 effect on the unrealized foreign exchange gain or loss for the period.

2) Derivative financial instruments

As at September 30, 2021 and December 31, 2020, the Company held no derivative financial instruments.

12. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the three months ended September 30,		For the nine month period ended September 30,
	2021	2020	2021	2020
Accounts receivable	$35,281	$(43,786)	$(920,722)	$523,897
Note receivable	-	28,921	-	324,700
Prepaid expenses and deposits	35,848	68,856	(35,147)	(49,940)
Accounts payable and accrued liabilities	(110,586)	131,127	10,462	(131,401)
Contractual obligations	-	-	(127,507)	(131,386)
	(39,457)	185,118	(1,072,914)	535,870

Portion attributable to:
Operating activities	(39,457)	185,118	(1,072,914)	535,870
Financing activities	-	-	-	-
Investing activities	-	-	-	-
	(39,457)	185,118	(1,072,914)	535,870

Edgar V2
NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the period ended September 30, 2021
(Expressed in Canadian dollars unless otherwise stated)
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13. Geographic information

The Company generates revenue from its SFD® survey system that enables the clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if and when needed. Revenue fluctuations are a normal part of SFD® survey system sales and can vary significantly year-over-year.

Revenues for the nine month period ended September 30, 2021 were generated solely from a single client and the Hydrocarbon Right. There were no revenues from the Geothermal Right. Revenues for the nine month period ended September 30, 2020 were the result of the forfeiture of a non-refundable deposit.

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Africa	$-	$-	$3,144,373	$-
Other	-	-	-	136,566
	-	-	3,144,373	136,566

14. Government Grants

During the three and nine month periods ended September 30, 2021 and 2020, the Company received government grants through the Canada Emergency Wage Subsidy (“CEWS”), the Canada Emergency Rent Subsidy (“CERS”) and the National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”). The CEWS, CERS and the NRC IRAP were recognized as a reduction to general and administrative expenses.

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
CEWS	$39,741	$121,706	$188,769	$227,581
CERS	62,880	-	181,681	-
NRC IRAP	27,943	-	27,943	-
Government grants recognized	130,564	121,706	398,393	227,581

Edgar V2
NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
As at and for the period ended September 30, 2021
(Expressed in Canadian dollars unless otherwise stated)
Edgar V2

15. Other related party transactions

	For three months ended September 30,		For the nine month period ended September 30
	2021	2020	2021	2020
Legal Fees	$15,087	$78,654	$65,698	$226,371
Design Services	-	-	4,013	-

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Accounts payable and accrued liabilities includes a total of $5,000 ($1,570 as at December 31, 2020) payable to this law firm.

Accounts receivable include a total of $9,598 ($nil as at December 31, 2020) from the Company’s CEO.

A company owned by a family member of an executive officer was contracted to provide presentation design services to the Company.

The Geothermal Right was acquired from the Company’s CEO on April 18, 2021. Refer to Note 3.

16. Subsequent Event

In October 2021 the Company received a US$750,000 payment on its outstanding accounts receivable from a customer.